UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CBL & Associates Properties, Inc.

CBL & Associates Limited Partnership

(Full Name of Registrant)

(Former Name if Applicable)

2030 Hamilton Place Blvd., Suite 500

Address of Principal Executive Office (Street and Number)

Chattanooga, TN 37421-6000

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CBL & Associates Properties, Inc. together with its majority owned subsidiary, CBL & Associates Limited Partnership (collectively, the “Company”), is not able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (the “Quarterly Report”) by the prescribed date without unreasonable effort or expense, because the Company needs additional time to complete certain disclosures and analyses to be included in the report.

Due to the departure of a member of the Company’s financial reporting staff during the quarterly close and financial reporting process and the impact of recent developments related to the Company’s indebtedness, the Company was not able to complete its close process and prepare its Form 10-Q on a timely basis and its independent registered public accounting firm has been unable to complete its review of the condensed consolidated financial statements for the quarter ended June 30, 2020 to be included in the Quarterly Report.

In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Company intends to file the Quarterly Report no later than August 17, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Farzana Khaleel	423	855-0001
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CBL & Associates Properties, Inc.

CBL & Associates Limited Partnership

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 11, 2020	By	CBL & ASSOCIATES PROPERTIES, INC.

/s/ Farzana Khaleel
Executive Vice President -
Chief Financial Officer and Treasurer

CBL & ASSOCIATES LIMITED PARTNERSHIP

/s/ Farzana Khaleel
Executive Vice President -
Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).